UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

Dala Petroleum Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23426Y 103

(CUSIP Number)

Leonard W. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS M2 Equity Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,100,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.5% (2)

14	TYPE OF REPORTING PERSON (see instructions) CO

(1)    See Items 1 through 7 below, specifically Item 7, Exhibit 2, which is a Shareholder Voting Agreement.

(2)   Based on the 27,192,286 shares of Common Stock of the Issuer outstanding as of December 18, 2017, as reported from the Issuer’s Transfer Agent on that date.

1	NAMES OF REPORTING PERSONS Matthew Atkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,100,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.5% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    See Items 1 through 7 below, specifically Item 7, Exhibit 2, which is a Shareholder Voting Agreement.

(2)   Based on the 27,192,286 shares of Common Stock of the Issuer outstanding as of December 18, 2017, as reported from the Issuer’s Transfer Agent on that date.

1	NAMES OF REPORTING PERSONS Mark Savage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,100,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.5% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    See Items 1 through 7 below, specifically Item 7, Exhibit 2, which is a Shareholder Voting Agreement.

(2)   Based on the 27,192,286 shares of Common Stock of the Issuer outstanding as of December 18, 2017, as reported from the Issuer’s Transfer Agent on that date.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Dala Petroleum Corp., a Delaware corporation (the “Company”), with its principal executive offices at 13601 Preston Road, # E816, Dallas, Texas 75240.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by:

(i)   M2 Equity Partners LLC, a Minnesota limited liability corporation (“M2”);

(ii)  Matthew Atkinson (“Mr. Atkinson”), is the sole Manager, co-founder and owner of approximately 33.1% of the Membership Interest in M2, which is the record and beneficial owner of 12,100,000 shares of Common Stock of the Company or approximately 44.5% of its outstanding voting securities, consisting of common voting stock.  Based upon the percentage of ownership of the Membership Interest in M2 by the reporting person and the number of shares owned of the Company by M2, the reporting person is personally the beneficial owner of approximately 4,000,000 shares of common voting stock of the Company or approximately 29.2% thereof; and

(iii)  Mark Savage (“Mr. Savage”) is the co-founder and owner of approximately 33.1% of the Membership Interest in M2, which is the record and beneficial owner of 12,100,000 shares of Common Stock of the Company or approximately 44.5% of its outstanding voting securities, consisting of common voting stock.  Based upon the percentage of ownership of the Membership Interest in M2 by the reporting person and the number of shares owned of the Company by M2, the reporting person is personally the beneficial owner of approximately 4,000,000 shares of common voting stock of the Company or approximately 29.2% thereof.

The forgoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)  The principal business address of M2 is 730 Washington Ave. N, #620, Minneapolis, Minnesota, 55401.  The principal business address for Mr. Atkinson is also 730 Washington Ave. N, #620, Minneapolis, Minnesota, 55401.  The principal business address for Mr. Savage is 13911 Ridgedale Drive, Suite 375, Minnetonka, Minnesota, 55305.

(c)  The principal business of M2 is investments.  Mr. Atkinson is the sole Manager, co-founder and owner of approximately 33.1% of the Membership Interest in M2; and Mr. Savage is the co-founder and owner of approximately 33.1 % of the Membership Interest in M2.  They collectively own a majority of the voting Membership Interest in M2.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) M2 is organized in the state of Minnesota.  Mr. Atkinson and Mr. Savage are citizens of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

On July 19, 2017, the Company entered into a Common Stock Purchase Agreement with M2 whereby M2 purchased 12,100,000 newly issued shares of the Company’s Common Stock for an aggregate purchase price of $347,500 (the “Purchase Price”); the purchase of the Common Stock was made pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The purchase was made with the intent of effecting a change in control of the Company, and at the closing of the Common Stock Purchase Agreement, Mr. Savage was designated as a successor director, the President, CEO, Treasurer and CFO of the Company, following the resignation of the person formerly holding these positions at closing; and Mr. Atkinson was elected as the Secretary of the Company.  Currently, Mr. Savage is a director of the Company; and Mr. Atkinson is the Secretary of the Company.

Effective December 18, 2017, the Company completed an Agreement and Plan of Merger whereby its newly formed “Merger Subsidiary” merged with and into KonaTel, Inc., a Nevada corporation (“KonaTel”), and KonaTel was the surviving corporation and became a wholly-owned subsidiary of the Company. D. Sean McEwen was the sole shareholder of KonaTel and received merger consideration of 13,500,000 shares of the Company’s Common Stock under the merger.  For additional information on this merger, see the Company’s 8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.  See Item 7.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, each of M2, Mr. Atkinson, as the Manager and 33.1% owner of the Membership Interest of M2, and Mr. Savage as the owner of 33.1% of the Membership Interest of M2 are the beneficial owners of 12,100,000 shares of Common Stock, representing approximately 44.5% of the shares of outstanding Common Stock of the Company (based on the 27,192,286 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported from the Company’s Transfer Agent on that date.

(b)  Each of M2, Mr. Atkinson and Mr. Savage has the shared power (Mr. Atkinson as the Manager of M2 and Mr. Atkinson and Mr. Savage as the majority owners of the Membership Interest in M2) to vote and dispose of the 12,100,000 shares of Common Stock of the Company beneficially owned by the Reporting Persons, subject to the provisions of Exhibit 2 in Item 7 hereof.

(c)  Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Company during the past 60 days.  Mr. Savage and Mr. Atkinson have each received 250,000 option grants under Incentive Stock Option Agreements from 5,000,000 shares reserved as incentives for directors, officers and employees under the KonaTel merger, effective December 18, 2017.  These options vest on the following dates and are exercisable in the following tranches, as vested, and do not expire for a period of five years from vesting: 31,250 shares exercisable March 18, 2018, June 18, 2018, September 18, 2018, December 18, 2018, March 18, 2019, June 18, 2019, September 18, 2019 and December 18, 2019.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

M2 is governed by its Operating Agreement, which provides the Manager with control of the management of M2 and its assets; and a majority vote of the members is believed to be controlling in all matters material to this filing, except the dissolution of M2, which requires the affirmative vote of all members for voluntary dissolution.

We executed a Shareholder Voting Agreement between the Company, Mr. Savage, Mr. Atkinson, M2 and D. Sean McEwen, the Company’s current Chairman, President, CEO and a director, whereby Mr. McEwen was granted an irrevocable proxy coupled with an interest from each of the foregoing, together with the following rights, including a right of veto, for a period of two (2) years, on the following matters: (i) an increase in the compensation of any employee of the Company by more than $20,000 in any one calendar year and for these purposes, the term compensation includes any form of remuneration or monetary benefit; (ii) the issuance of stock, the creation of a new class of stock, the grant of options or warrants, modification of any shareholder, option holder or warrant holder’s rights, grants, conversion rights or the taking of any other action that directly or indirectly dilutes the outstanding securities of the Company, excepting a current private placement of common stock of the Company for an equity funding of $1,300,000 through the offer and sale of 6,500,000 shares of the Company’s common stock solely to “accredited investors”; (iii) the issuance of debt in excess of $100,000 in the aggregate in any one calendar year; (iv) the approval of a plan of merger, reorganization or conversion; (v) the sale, transfer or other conveyance of assets of the Company having an aggregate value in excess of $100,000 in any one calendar year, other than in the ordinary course of the business; (vi) the entry into a contract or other transaction having a total aggregate contractual liability for the Company in excess of $100,000 in any one calendar year; (vii) any change in the Bylaws of the Company modifying these requirements (all of which are included in our Amended and Restated Bylaws; and (viii) that Mr. McEwen be named as a “nominee” to the Board of Directors of the Company at any special or annual meeting of the Company’s shareholders to elect members to the Board of Directors and to vote all proxies provided to management in connection with any such meeting for Mr. McEwen as one of the “nominees” to our Board of Directors, so long as Mr. McEwen owns 5% or more of the outstanding shares of our Common Stock, among other provisions. The Shareholder Voting Agreement also provides, however, that if Mr. McEwen has been removed as a director for cause by our shareholders and such removal has been confirmed by a Delaware court of competent jurisdiction under Delaware Law, this “nominee” provision shall not be enforceable by Mr. McEwen and shall be void.  See Item 7, Exhibit 2, Shareholder Voting Agreement.  This summary is modified in its entirety by this reference.

Other than as described above, to the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that M2 agreed to pay M2 Capital Advisors, Inc., a Minnesota corporation (“M2 Capital”), which is wholly-owned by Mr. Savage, an introduction fee of $25,000 for introducing the Company to M2 in July of 2017.  These funds were divided between M2 Capital and Elev8 Marketing, the latter firm being owned by Mr. Atkinson, and were utilized to repay these entities for legal costs and miscellaneous expenses incurred by them in connection with the formation and funding of M2.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1.  Joint Filing Agreement

Exhibit 2. Shareholder Voting Agreement

Incorporated herein by reference:

8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2017	M2 Equity Partners LLC
By: /s/Matthew Atkinson
Name: Matthew Atkinson
Title: Manager

Dated: December 28, 2017	MATTHEW ATKINSON
/s/Matthew Atkinson
Matthew Atkinson, Individually

Dated: December 28, 2017	MARK SAVAGE
/s/Mark Savage
Mark Savage, Individually

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”).  Each of them is responsible for the timely filing of such Schedule 13D and any amendments there to, and for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the common stock, $0.001 par value of Dala Petroleum Corp. beneficially owned by each of them.  Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: December 28, 2017	M2 Equity Partners LLC
By: /s/Matthew Atkinson
Name: Matthew Atkinson
Title: Manager

Dated: December 28, 2017	MATTHEW ATKINSON
/s/Matthew Atkinson
Matthew Atkinson, Individually

Dated: December 28, 2017	MARK SAVAGE
/s/Mark Savage
Mark Savage, Individually